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SEC FILE NUMBER
8-48554

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
260 CALIFORNIA STREET, SUITE 200
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. LEE EPSTEIN (415) 658-4600
(Area Code – Telephone Number)

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

655 MONTGOMERY STREET, SUITE 1220 (Address) SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH. D.C.
213
SECTION

MONEY MARKET 1 INSTITUTIONAL
INVESTMENT DEALER

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

Notary Public



State of California, County of San Francisco
Subscribed and sworn to (or affirmed)
before me on this 31 day of May,
2005 by Lee Epstein,
~~personally known to me~~ or proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.
Signature [signature]


MARLYN ANO
COMM. #1554717
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires March 21, 2009
GMN1
GMN1

Money Market 1
Institutional Investment Dealer

Financial Statements

Year Ended March 31, 2005

STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Table of Contents
March 31, 2005

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10, and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 24, 2005

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404

TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614

TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111

TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596

TEL: 925.938.9400
FAX: 925.930.0107

Assets

Cash	$ 248,603
Receivable from brokers, dealers, and clearing organizations	84,692
Securities	4,933
	$ 338,228

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 1,000
Due to parent company	2,530
Total liabilities, all current	3,530
Stockholders' equity:	
Common stock; $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	150,000
Additional paid-in capital	50,000
Retained earnings	134,698
Total stockholders' equity	334,698
	$ 338,228

Money Market 1 Institutional Investment Dealer
Statement of Operations
Year Ended March 31, 2005

	Amount
Revenues:	
Commissions	$ 1,476,700
Trading	358,334
Interest	839
Total revenues	1,835,873
Operating expenses:	
Management fees	1,849,500
General and administrative	63,225
Total operating expenses	1,912,725
Loss before income tax benefit	(76,852)
Income tax benefit	(19,300)
Net loss	$ (57,552)

The accompanying notes form an integral part of these financial statements.

Money Market 1 Institutional Investment Dealer
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2005

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, March 31, 2004	150,000	$ 150,000	$ 50,000	$ 192,250	$ 392,250
Net loss	-			(57,552)	(57,552)
Balance, March 31, 2005	150,000	$ 150,000	$ 50,000	$ 134,698	$ 334,698

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Cash Flows
Year Ended March 31, 2005

Cash flows provided by operating activities:	
Net loss	$ (57,552)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in value of securities	(379)
Changes in assets and liabilities:	
Decrease in assets -	
Receivable from brokers, dealers, and clearing organizations	64,666
Decrease in liabilities -	
Due to parent company	(19,300)
Total adjustments	44,987
Net cash used by operating activities	(12,565)
Net decrease in cash	(12,565)
Cash, beginning of year	261,168
Cash, end of year	$ 248,603
Supplemental disclosure of cash flow information -	
State income taxes paid	$ 800

The accompanying notes form an integral part of these financial statements.

(1) Organization and Significant Accounting Policies:

Organization:

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the State of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States, and it is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents as of year end.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities:

Securities include stocks and warrants to purchase common stock of a company. These securities are valued at fair market value and are classified as available for sale.

The fair value for the warrants was estimated using a Black-Scholes option pricing model for the year ended March 31, 2005, taking into account risk-free interest rate, volatility, and expected life.

Commission and Trading Revenue:

The Company derives revenue from commissions and concessions related to the sale of money market and short-term instruments. Revenue is recognized on a trade date basis.

Approximately 42.4% of the Company's commission revenue for the year ended March 31, 2005, was from three major investment dealers. Accounts receivable from these dealers at March 31, 2005, was approximately $35,500.

(1) Organization and Significant Accounting Policies (Continued):

Allowance for Doubtful Accounts:

Allowance for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Also, any economic factors that affect the collection of the receivables are taken into consideration. No allowance for doubtful accounts is provided in the year ended March 31, 2005, because none of the receivables meet the criteria stated above.

Securities Transactions:

Securities transactions recorded by the Company are executed and carried by an independent broker dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Transactions are recorded on a trade date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with which it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers, and clearing organizations.

Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related-Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory and clearing fees related to its operations. The Parent pays personnel, promotional, communications, and other costs of the Company. The Company pays a management fee in consideration for these facilities and services. During the year ended March 31, 2005, the Company paid management fees of $1,849,500 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

(3) Regulatory Requirements:

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. The Company computes net capital under the aggregate indebtedness method of the Rule, which, at March 31, 2005, required the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $100,000 and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. At March 31, 2005, the Company had net capital of $327,994, which was $227,994, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.00 at March 31, 2005.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of March 31, 2005, customer obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Income Taxes:

The Company files consolidated income tax returns with its Parent. The following provision for income taxes has been computed as though the Company files its income tax returns separately. Any deferred taxes are recorded by the Parent.

The provision of income tax benefit for the year ended March 31, 2005, is as follows:

Current tax benefit:	
Federal	$ 12,500
State	6,800
	$ 19,300

Computation of Net Capital

Stockholders' equity	$ 334,698
Less non-allowable assets:	
Receivable from brokers, dealers and clearing organization greater than 30 days	4,499
Securities or receivables, not readily marketable	1,723
Net capital before haircuts	328,476
Haircuts on warrants	482
Net capital	$ 327,994

Computation of Aggregate Indebtedness

Total aggregate indebtedness from statement of financial condition	$ 3,530
Ratio of aggregate indebtedness to net capital	.01 to 1.00

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 235
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 227,994

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Per original filing	$ 322,324
Audit adjustment of accrued expenses	5,670
Per this filing	$ 327,994

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the financial statements of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2005, and have issued our report thereon dated May 24, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404
TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111
TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed (i) no facts indicating that the conditions of the exemption from the provisions of Rule 15c3-3 had not been complied with during the period, and (ii) no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 24, 2005